FOR IMMEDIATE RELEASE

                                                                    May 18, 2007
                                                           ADVANTEST CORPORATION
                                (Toshio Maruyama, Representative Board Director,
                                                              President and CEO)
                                    (Stock Code Number: 6857, TSE first section)
                                                      (Ticker Symbol: ATE, NYSE)

CONTACT:
Hiroshi Nakamura
(Executive Officer and Vice President,
 Corporate Affairs Group)
Phone: +81-(0)3-3214-7500


           Announcement with Respect to Share Repurchase on the Market and Completion of Repurchase
          (Pursuant to the Articles of Incorporation in accordance with
                  Article 459, Paragraph 1 of the Company Law)

Tokyo -May 18, 2007 - Advantest Corporation (the "Company") announced that the Company has repurchased shares on the market pursuant to the Articles of Incorporation in accordance with Article 459, Paragraph 1 of the Company Law under the terms set forth below, and has thereby completed the repurchase resolved at the meeting of its Board of Directors on April 25, 2007.

1.   Period for share repurchase                From May 7, 2007 to May 17, 2007
2.   Aggregate number of shares repurchased     3,600,000  shares
3.   Aggregate  price of shares repurchased     19,111,279,000 yen
4.   Method of repurchase                       Purchase on the market through
                                                the Tokyo Stock Exchange


(For Reference)

Contents of the resolution at the meeting of the Board of Directors on April 25, 2007

(1)  Class of shares to be repurchased     Common stock
(2)  Aggregate number of shares to be      Up to 3.6 million shares
       repurchased                         (1.8% of total issued and outstanding
                                           shares)
(3)  Aggregate price of shares to be       Up to 20 billion yen
       repurchased
(4)  Period for share repurchase           From April 26, 2007 to June 20, 2007